Exhibit 99.1

HEXO Corp. Announces Filing of Supplement to Proxy Circular for Appointment of Auditor

This news release constitutes a "designated news release" for the purposes of HEXO’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Quebec--(BUSINESS WIRE)--January 13, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company”), a leading producer of high-quality cannabis products, today announced that it has filed amended meeting materials (collectively, the “Amended Meeting Materials”) consisting of an amended notice of meeting and a supplement to its information circular dated December 14, 2022 well in advance of its upcoming annual meeting of shareholders to be held on January 31, 2023 (the “2023 AGM”). The sole purpose of the Amended Meeting Materials is to propose to shareholders that Macias Gini & O’Connell LLP (“MGO” or the “Successor Auditor”) be appointed, by way of ordinary resolution to be passed by a simple majority of the votes cast thereon, as the auditor of the Company in respect of the financial year ending July 31, 2023 and that the directors of the Company be authorized to determine their remuneration.

As previously disclosed, PricewaterhouseCoopers LLP, the Company’s former auditor, notified the Company in October 2022 of its intention to cease serving in such capacity following the completion of the audit and the filing of the audited consolidated financial statements for the financial year ended July 31, 2022. The Company’s Audit Committee and Board of Directors have since such time worked diligently to select an appropriate successor auditing firm, and the selection of MGO as Successor Auditor is the result of such process.

Among other factors and reasons, upon recommendation of the Audit Committee, HEXO’s Board of Directors has now decided to recommend that shareholders vote in favour of the appointment of MGO as Successor Auditor at the 2023 AGM in light of MGO’s expertise both in the U.S. cannabis market and its core auditing competencies under U.S. GAAP given the Company’s continued belief that the U.S. cannabis market represents a significant opportunity for HEXO to create a global company as well as its covenant in favour of Tilray Brands Inc. under its Amended Senior Secured Note to use reasonable commercial efforts to convert the accounting standards it uses to prepare its financial statements to generally accepted accounting standards used by public company issuers in the United States of America (i.e. U.S. GAAP) for the financial year ending July 31, 2023 and its covenant to convert to U.S. GAAP for all reporting periods commencing on or after August 1, 2023.

The Amended Meeting Materials have been filed under the Company’s profiles on SEDAR and EDGAR and are also available at https://docs.tsxtrust.com/2092, the notice-and-access website for the proxy materials for the 2023 AGM maintained by the Company’s transfer agent and registrar, and can also be obtained from the Company upon request.

As the existing form of proxy for the 2023 AGM confers discretionary authority on the persons named in the proxy with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the 2023 AGM or any adjournment or postponement thereof, the Company does not intend to distribute an amended form of proxy. The management proxyholders named in the form of proxy for the 2023 AGM will be empowered to exercise such discretionary authority to vote FOR the appointment of MGO as the auditor of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the directors to fix the remuneration of the auditor. To the extent registered shareholders wish to withhold their votes on the appointment of MGO as auditor and the authorization for directors to determine their remuneration, they should either attend the 2023 AGM virtually and cast a withhold vote on such matter, or appoint a proxyholder to do so on their behalf. Beneficial shareholders should contact their custodian, broker or financial intermediary in the event they wish to similarly withhold their votes on the appointment of MGO as auditors.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with HEXO’s management’s discussion and analysis and consolidated financial statements and notes thereto as at and for the year ended July 31, 2022. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2022 dated October 31, 2022.

About HEXO Corp.

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada. HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

Contacts

For HEXO media or investor inquiries:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com